TERM SHEET (To product supplement No. SUB-1, dated, May 7, 2008, and to general prospectus supplement and prospectus, each dated March 31, 2006) Term Sheet Number: 2996	Filed Pursuant to Rule 424(b)(5)
Registration No. 333-132911

$1,750,000,000

Merrill Lynch & Co., Inc.

7.75% Subordinated Notes Due May 14, 2038

Issuer	Merrill Lynch & Co., Inc.
Securities Offered	7.75% Subordinated Notes due May 14, 2038.
Aggregate Principal Amount	$1,750,000,000
Public Offering Price	99.977% of $1,000 principal amount per note, plus accrued interest, if any, from May 14, 2008.
Maturity Date	May 14, 2038.
Ranking	The notes will rank subordinate and junior in right of payment to the senior indebtedness of Merrill Lynch & Co., Inc. (“ML&Co.”) and other subsidiaries whose debt is guaranteed by ML&Co., as more fully described on page TS-3 below and in the accompanying product supplement No. SUB-1.
Interest Rate Per Annum	7.75%.
Interest Payment Dates	May 14 and November 14 of each year, beginning November 14, 2008. All payments of interest on the notes will be made to the persons in whose names the notes are registered at the close of business fifteen calendar days preceding the applicable scheduled interest payment date, whether or not that day is a business day.
Additional Amounts	We intend to make all payments on the notes without deducting U.S. witholding taxes. However, if we are required by law to deduct such taxes on payments to non-U.S. investors, subject to certain customary exceptions, we will pay additional amounts on those payments to the extent described in this term sheet.
Redemption at Our Option	We may redeem the notes pursuant to the terms set forth in the product supplement No. SUB-1 under “Description Of the Offered Subordinated Notes— When We Can Redeem the Offered Subordinated Notes— Optional Redemption for Fixed Rate Offered Subordinated Notes” at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the date on which the notes are to be redeemed on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months, at the adjusted treasury rate described therein plus 50 basis points.
Tax Redemption	We will be permitted to redeem the notes at our option if we become obligated to pay additional amounts as more fully described in the accompanying product supplement No. SUB-1 under “Description Of the Offered Subordinated Notes— When We Can Redeem the Offered Subordinated Notes— Tax Redemption”.
Book-Entry	The Depository Trust Company (“DTC”), Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking société anonyme (“Clearstream”).
Use of Proceeds	The net proceeds from the sale of the notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement.
Listing	The notes will not be listed on any securities exchange.
Trustee	The Bank of New York
CUSIP	59023VAA8
ISIN	US59023VAA89

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus, the general prospectus supplement, product supplement No. SUB-1 and this term sheet if you so request by calling toll-free 1-866-500-5408.

	Per Note	Total
Public offering price (1)	99.977%	$1,749,597,500
Underwriting discount	0.875%	$15,312,500
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	99.102%	$1,734,285,000
(1)	Plus accrued interest from May 14, 2008, if settlement occurs after that date.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the accompanying product supplement, general prospectus supplement or prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Repayment of the notes is not protected by any Federal agency or by the Securities Investor Protection Corporation. The notes are not deposits or savings accounts but are unsecured debt obligations of ML&Co. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The notes will be ready for delivery in book-entry form only through the facilities of DTC, Clearstream and Euroclear on or about May 14, 2008.

Merrill Lynch & Co.

ANZ Securities, Inc.	BB&T Capital Markets	Citi	Credit Suisse	Deutsche Bank Securities

Greenwich Capital Markets, Inc.	HSBC Securities (USA) Inc.			Mizuho Securities USA Inc.

Natixis Bleichroeder Inc.	Santander Investment Securities Inc.			SunTrust Robinson Humphrey

Zions Direct, Inc.

The date of this term sheet is May 7, 2008.

Additional Terms Specific to the Notes

You should rely only on the information contained or incorporated by reference in this term sheet, the accompanying product supplement, the accompanying general prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this term sheet, the accompanying product supplement, the accompanying general prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the cover of this term sheet.

You may access these documents on the SEC Web site at www.sec.gov as follows:

•	Product supplement No. SUB-1 dated May 7, 2008:
http://www.sec.gov/Archives/edgar/data/65100/000119312508105150/d424b2.htm

•	General prospectus supplement dated March 31, 2006:
http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:
http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

To the extent that information contained in this term sheet updates or supersedes information contained in the product supplement, general prospectus supplement or prospectus, the information contained herein will prevail.

RANKING

As of March 28, 2008, on a consolidated basis, approximately $237.7 billion aggregate principal amount of indebtedness for borrowed money of ML&Co., Inc. would rank senior to the notes. The subordinated debt indenture does not limit the amount of debt, either secured or unsecured, that we may issue which would be senior to the notes or that may be issued under the subordinated debt indenture or otherwise. We may, without notice to or consent of the holders or beneficial owners of the notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the notes, and being a part of the same series as the notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The information that follows supplements, and to the extent inconsistent therewith, replaces the information contained in the accompanying product supplement No. SUB-1 under the caption “Plan of Distribution”. Subject to the terms and subject to the conditions contained in the terms agreement dated May 7, 2008 and an underwriting agreement dated March 31, 2006 (the “underwriting agreement”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), ANZ Securities, Inc., BB&T Capital Markets (a division of Scott & Stringfellow, Inc.), Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., Mizuho Securities USA Inc., Natixis Bleichroeder Inc., Santander Investment Securities Inc., SunTrust Robinson Humphrey, Inc. and Zions Direct, Inc. (the “underwriters”) have agreed to purchase, and we have agreed to sell to them the principal amount of the notes set forth below:

Underwriter	Principal Amount

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$1,645,000,000
ANZ Securities, Inc	8,750,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	8,750,000
Citigroup Global Markets Inc.	8,750,000
Credit Suisse Securities (USA) LLC	8,750,000
Deutsche Bank Securities Inc	8,750,000
Greenwich Capital Markets, Inc	8,750,000
HSBC Securities (USA) Inc	8,750,000
Mizuho Securities USA Inc	8,750,000
Natixis Bleichroeder Inc.	8,750,000
Santander Investment Securities Inc.	8,750,000
SunTrust Robinson Humphrey, Inc.	8,750,000
Zions Direct, Inc.	8,750,000

Total	$1,750,000,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes are subject to the approval of certain legal matters by their counsel and to certain other conditions related to ML&Co., including that there has been no material adverse change in our financial condition or in the financial markets. The underwriters are obligated to take and pay for all of the notes if any notes are purchased.

The underwriters initially propose to offer the notes to the public at the public offering price set forth on the cover page hereof plus accrued interest, if any, and to dealers at that price less a concession not in excess of 0.50% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of 0.35% of the principal amount of notes to other dealers. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

This term sheet and the accompanying product supplement No. SUB-1, general prospectus supplement and prospectus may be used by MLPF&S and its affiliates in connection with offers and sales of the securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale or otherwise. MLPF&S and its affiliates may act as principal or agent in such transactions.

The underwriters do not intend to confirm sales to accounts over which it exercises discretionary authority.

In order to facilitate the offering of the notes, the stabilizing manager may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the stabilizing manager may sell more notes than it is obligated to purchase in connection with the offering of the notes, creating a naked short position for its own account. The stabilizing manager must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the stabilizing manager is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase notes in the offering. Finally, the stabilizing manager may also reclaim on behalf of the underwriting syndicate selling concessions allowed to an underwriter or a dealer for distributing these notes in the offering, if the stabilizing manager repurchases previously distributed notes to cover short positions or to stabilize the price of these notes. Any of these activities may raise or maintain the market price of these notes above independent market levels or prevent or retard a decline in the market price of these notes. Neither we nor the stabilizing manager makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. The stabilizing manager is not required to engage in these activities, and may end any of these activities at any time. MLPF&S, and its agents, will act as the stabilizing manager with respect to the notes.

Unless otherwise stated in this term sheet, the product supplement No. SUB-1, the general prospectus supplement or the prospectus, no action has been taken by ML&Co. that would permit a public offering of the notes or possession or distribution of this terms supplement, the general prospectus supplement or the prospectus or any other offering material in any jurisdiction where action for that purpose is required. Accordingly, each underwriter has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells notes or possesses or distributes this term sheet, the product supplement No. SUB-1, the general prospectus supplement or the prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and ML&Co. shall have no responsibility therefor.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to ML&Co.; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this terms supplement to the public in that Relevant Member State other than:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the lead underwriter(s); or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require ML&Co. or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

Each underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Japan

Each underwriter has represented and agreed that the notes have not and will not be registered under the Securities and Exchange Law of Japan and that the notes which it subscribes will be subscribed by it as principal and that, in connection with the initial offering of the notes, it will not, directly or indirectly, offer or sell any notes in Japan, or to, or for the benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the Securities and Exchange Law of Japan and other applicable laws and regulations of Japan.

Singapore

Each underwriter has acknowledged that none of this terms supplement or the accompanying general prospectus supplement or prospectus has been, and will not be, lodged or registered as a prospectus with the Monetary Authority of Singapore, in Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold or caused the notes to be made the subject of an invitation for subscription or purchase, and will not offer or sell any notes, nor has it circulated or distributed, nor will it circulate or distribute this terms supplement or the accompanying general prospectus supplement or prospectus or any other offering document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), (ii) to a relevant person (as defined in Section 275(2)), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each underwriter has represented and agreed to notify and hereby notifies each of the following relevant persons specified in Section 275 which has subscribed or purchased the notes from or through itself, namely a person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the notes under Section 275 except:

(1)	to an institutional investor under Section 274, or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

Furthermore, no advertisement may be made offering or calling attention to an offer or intended offer of the notes.

We expect the delivery of the note will be made against payment therefor on or about the fifth business day following the date of this term sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days after the date the securities are priced, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or on the next succeeding business day will be required, by virtue of the fact that the notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Those purchasers should also consult their own advisors in this regard.

EXPERTS

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of March 28, 2008 and for the three-month periods ended March 28, 2008 and March 30, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for ML&Co. and for the underwriters by Sidley Austin LLP, New York, New York.